UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 3, 2023

NUVASIVE, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-50744	33-0768598
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number )

12101 Airport Way, Broomfield, Colorado 80021

(Address of principal executive offices) (Zip Code)

(800) 455-1476

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.001	NUVA	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

As previously disclosed, on February 8, 2023, NuVasive, Inc. (“NuVasive”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Globus Medical, Inc. (“Globus Medical”) and Zebra Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Globus Medical. The Merger Agreement provides, among other things, that subject to the satisfaction or waiver of the conditions set forth therein, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), Merger Sub will merge with and into NuVasive (the “Merger”), with NuVasive surviving the Merger as a wholly owned subsidiary of Globus Medical.

As previously disclosed, on March 31, 2023, Globus Medical, in consultation with NuVasive, voluntarily withdrew its filed Premerger Notification and Report Form (the “HSR Filing”) and, on April 3, 2023, in order to provide the U.S. Federal Trade Commission (“FTC”) additional time to review the proposed transaction, Globus Medical, in consultation with NuVasive, re-filed its HSR Filing with the FTC under the HSR Act.

On May 3, 2023, NuVasive and Globus Medical each received a request for additional information (the “Second Request”) from the FTC in connection with the FTC’s review of the transactions contemplated by the Merger Agreement. Issuance of the Second Request extends the waiting period under the HSR Act until 30 days after both NuVasive and Globus Medical substantially comply with the Second Request, unless the waiting period is extended voluntarily by the parties or terminated earlier by the FTC. NuVasive and Globus Medical have been working cooperatively with the FTC and will continue to do so.

NuVasive and Globus Medical have each received the requisite stockholder approvals at their respective stockholder meetings on April 27, 2023, and therefore all third party approvals that are closing conditions to the Merger under the Merger Agreement, other than the expiration or termination of the waiting period under the HSR Act, have been received. NuVasive expects that the Merger will close in the third quarter of 2023, subject to the expiration or termination of the waiting period under the HSR Act and the satisfaction or waiver of the other customary closing conditions.

*        *        *         *

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Important risk factors that may cause such a difference include, but are not limited to, the risks that the proposed transaction may not be completed on anticipated terms and timing or at all, or that a condition to closing of the transaction may not be satisfied, including obtaining regulatory clearance. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus included in the registration statement on Form S-4 initially filed by Globus Medical with the U.S. Securities and Exchange Commission on March 10, 2023, as amended on March 24, 2023, in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Neither Globus Medical nor NuVasive assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Information About the Transaction and Where To Find It

This communication relates to a proposed business combination of NuVasive and Globus Medical. In connection with the proposed transaction, Globus Medical filed a registration statement on Form S-4 with the SEC on March 10, 2023, which was amended on March 24, 2023 and that includes a joint proxy statement/prospectus. The registration statement on Form S-4, including the joint proxy statement/prospectus, provides details of the proposed transaction and the attendant benefits and risks. The registration statement was declared effective on March 28, 2023, and NuVasive filed a definitive proxy statement on March 28, 2023. Globus Medical and NuVasive commenced mailing of the definitive joint proxy statement/prospectus to their respective stockholders on March 29, 2023. Globus Medical and NuVasive may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or the registration statement on Form S-4 or any other document which Globus Medical or NuVasive may file with the SEC. INVESTORS AND SECURITY HOLDERS OF GLOBUS MEDICAL AND NUVASIVE ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed by Globus Medical or NuVasive with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Globus Medical and NuVasive, as applicable. Requests for copies of the joint proxy statement/ prospectus and other documents filed by Globus Medical with the SEC may be made by contacting Keith Pfeil, Chief Financial Officer, by phone at (610) 930-1800 or by email at kpfeil@globusmedical.com, and request for copies of the joint proxy statement/prospectus and other documents filed by NuVasive may be made by contacting Matt Harbaugh, Chief Financial Officer, by phone at (858) 210-2129 or by email at investorrelations@nuvasive.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NUVASIVE, INC.
(Registrant)

May 3, 2023	By:	/s/ Matthew K. Harbaugh
Matthew K. Harbaugh
Executive Vice President and Chief Financial Officer